Free Writing Prospectus

Filed Pursuant to Rule 433

Registration Statement No. 333-270939

Southern California Gas Company

Final Term Sheet

March 12, 2024

5.600% First Mortgage Bonds, Series BBB, due 2054

This free writing prospectus relates only to the securities described below and should be read together with Southern California Gas Company’s preliminary prospectus supplement dated March 12, 2024 (the “Preliminary Prospectus Supplement”), the accompanying prospectus dated April 27, 2023 and the documents incorporated and deemed to be incorporated by reference therein.

Issuer:	Southern California Gas Company (the “Company”)

Anticipated Ratings:[1]	Aa3 (stable) by Moody’s Investors Service, Inc.

A+ (negative) by S&P Global Ratings

AA- (stable) by Fitch Ratings

Trade Date:	March 12, 2024

Settlement Date:	March 18, 2024 (T+4)

Securities Offered:	5.600% First Mortgage Bonds, Series BBB, due 2054 (the “Bonds”)

Aggregate Principal Amount Offered:	$500,000,000

Interest Payment Dates:	April 1 and October 1, commencing October 1, 2024

Coupon:	5.600% per annum, accruing from March 18, 2024

Maturity:	April 1, 2054

Yield to Maturity:	5.645%

Spread to Benchmark Treasury:	+133 basis points

Benchmark Treasury:	4.750% due November 15, 2053

Benchmark Treasury Yield:	4.315%

[1]	Note: A securities rating is not a recommendation to buy, sell or hold securities and is subject to revision or withdrawal at any time.

Optional Redemption Provision:	At the Company’s option, prior to October 1, 2053 (the “Par Call Date”), make-whole call at Treasury Rate (as defined in the Preliminary Prospectus Supplement) +20 basis points. At the Company’s option, on and after the Par Call Date, at 100% of the principal amount. See the Preliminary Prospectus Supplement for the definition of “Treasury Rate” and for further terms and provisions applicable to optional redemption.

Price to Public:	99.350%, plus accrued interest, if any

CUSIP:	842434 DA7

ISIN:	US842434DA71

Total Net Proceeds:	Approximately $492.4 million, after deducting the underwriting discount but before deducting the Company’s estimated offering expenses.

Joint Book-Running Managers:	BBVA Securities Inc.
J.P. Morgan Securities LLC
MUFG Securities Americas Inc.
Wells Fargo Securities, LLC
PNC Capital Markets LLC
R. Seelaus & Co., LLC

Co-Managers:	Cabrera Capital Markets LLC CAVU Securities LLC

The issuer has filed a registration statement (including a prospectus) with the U.S. Securities and Exchange Commission (“SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling BBVA Securities Inc. toll-free at 1-800-422-8692, by calling J.P. Morgan Securities LLC collect at 1-212-834-4533, by calling MUFG Securities Americas Inc. toll-free at 1-877-649-6848 or by calling Wells Fargo Securities, LLC toll-free at 1-800-645-3751.

Any legends, disclaimers or other notices that may appear below are not applicable to this communication and should be disregarded. Such legends, disclaimers or other notices have been automatically generated as a result of this communication having been sent via Bloomberg or another system.

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